Exhibit 99.2

Kinross Gold Corporation

25 York Street, 17th Floor

Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2019 year-end
Financial Statements, MD&A

and results news release

at www.kinross.com

NEWS RELEASE

Kinross provides update on development projects and full-year 2019 exploration results

Company adds 7.7 million gold ounces to estimated measured and indicated resources

Mineral reserve addition of 828 koz. at Paracatu; Kupol and Chirano extend mine life by one year

Company to proceed with La Coipa Restart project in Chile

Toronto, Ontario – February 12, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) today provided updates on its development projects, exploration program and its estimated mineral reserves and resources.

(This news release contains forward-looking information about expected financial and operating performance of the Company. All mineral reserves and mineral resources, as well as mine life disclosures, are estimates. All dollar amounts are expressed in U.S. dollars, unless otherwise noted)

Development projects:

•	Tasiast 24k: Proceeding on schedule and on budget to increase throughput to 21,000 t/d by year-end 2021 and 24,000 t/d by mid-2023.
•	Chulbatkan: Completed acquisition of a high-quality and prospective project, and commenced a substantial exploration drilling program with the goal of adding to the current 3.9 million Au oz. indicated resource base by year-end.
•	La Coipa Restart: Proceeding with the project that is expected to generate an internal rate of return[1] (IRR) of 28% and net present value[1,2] (NPV) of $118 million based on a $1,200/oz. gold price and $17/oz. silver price.
•	Fort Knox Gilmore: Proceeding on schedule and on budget, with stacking on the new heap leach pad expected to commence in Q4 2020.

Exploration and Mineral Reserves and Resources3 update:

•	Company added 7.7 million ounces to measured and indicated mineral resources in 2019, a 28% year-over-year increase, mainly due to the acquisition of Chulbatkan, and additions of 1.2 million Au oz. at Lobo-Marte, 1.1 million Au oz. at Paracatu, 568 Au koz. at Bald Mountain and 553 Au koz. at Round Mountain.
•	Paracatu added 828 Au koz. to mineral reserve estimates, more than offsetting depletion in 2019.
•	Mineral reserve additions at Chirano, which more than offset depletion, and at Kupol, extended mine life by one year to 2022 and 2024, respectively.
•	In 2020, Kinross is prioritizing exploration drilling at several operations, including Kupol, Chulbatkan and Chirano, as the Company continues to focus on opportunities for mineral resource and reserve additions.

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to Kinross’ development projects:

“We achieved key project and exploration milestones in 2019 to strengthen our portfolio and future production profile. Significant additions to mineral reserve and resource estimates at Paracatu improved the mine’s long-term production outlook and offset depletion, while the mineral reserve additions from our exploration programs at Kupol and Chirano extended mine life at both operations by one year. The Tasiast 24k project is proceeding on plan, while at the same time, the mine continues to achieve record operational results due to the Phase One expansion. The Fort Knox Gilmore project is on schedule to start stacking on the new heap leach pad in Q4 2020.

“We are excited about our newly acquired high-quality Chulbatkan project, which we expect to be a substantial open pit, heap leach mine. The project has a strong base case and good upside potential, and we have a substantial drilling program planned for 2020 with the goal of adding to its resource estimates by year-end. We are also proceeding with the La Coipa Restart project, which has strong economics, adds to our production profile, and provides the option to continue studying opportunities in the area.”

1 After tax and incremental to estimated reclamation costs, of which the majority will be deferred to the end of the project. Corporate income tax expense is not expected to be payable at $1,200/oz. gold price in Chile as a result of the use of existing tax losses and the Company expects to recover approximately $20 million existing VAT credits through the project’s life.

2 Based on a 5% discount rate.

3 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2019, and explanatory notes starting at page 16.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Development projects

Tasiast 24k project

The 24k project continues to advance well and remains on budget and on schedule to increase throughput capacity to 21,000 t/d by the end of 2021 and then to 24,000 t/d by mid-2023.

Stripping continues on plan, detailed engineering is largely complete, and procurement and contracting activities are well underway. The construction team has mobilized to site and initial debottlenecking work in the processing plant has commenced, along with construction activities related to the installation of a power plant.

The Company signed the $300 million project financing for Tasiast with the IFC (a member of the World Bank Group), Export Development Canada, and two commercial banks on December 16, 2019. The first funding draw from the loan, which is non-recourse to Kinross, is expected later in Q1 2020.

Chulbatkan

On January 16, 2020, the Company completed the acquisition of the high-quality Chulbatkan project in Russia. Chulbatkan has upside potential and is expected to be a substantial, open pit gold mine with low costs. The project currently has a large, near-surface, relatively high grade estimated mineral resource. The deposit is heap leachable and has potential for additional high-grade structures. Mineralization is open along strike and at depth, and is highly continuous.

The Company’s initial mineral resource estimate does not include results from the confirmatory drilling program, which includes one hole that has encountered a potential high-grade structure within the existing mineral resource. Infill drilling and studies are planned this year to update the high-grade portion of the known resource with the goal of defining and further extending the resource base at year-end 2020.

Kinross has also commenced a $10 million exploration drilling program within the under-explored, highly prospective 120 sq. km license area, which has numerous untested potential targets and several structural environments analogous to the Chulbatkan deposit. Multiple downstream placer gold occurrences also indicate additional hard rock source mineralization may be found within the license area. As well, numerous surface rock samples with grades greater than 1 g/t have been collected outside of the defined resource area.

Company to proceed with La Coipa Restart project

The Company is proceeding with the La Coipa Restart project in Chile based on a feasibility study (FS) that contemplates leveraging existing infrastructure to mine the Phase 7 deposit.

The open pit project is expected to produce a total of approximately 690 Au eq. koz. from 2022 to 2024 at a cost of sales of $575 per Au eq. oz. Initial capital costs are expected to be approximately $225 million, with pre-stripping scheduled to begin in late 2020. Approximately $45 million of the initial capital costs are expected to be spent in 2020, with the remainder spent in 2021.

Production is expected to start in Q1 2022, strengthening Kinross’ portfolio and production profile and allowing the Company to maintain optionality to continue studying potential upside opportunities in the area.

La Coipa project feasibility study highlights[4]
Life of mine production (thousand Au eq. oz.)	690
Life of mine ore processed (million tonnes)	10.9
Average grade processed (Au eq. g/t)	2.9
Strip ratio (2020 - 2024)	5.0
Strip ratio (2022 - 2024)	2.8
Average production cost of sales (per Au eq. oz.)	$575
Average all-in sustaining costs[5] (per Au eq. oz.)	$670
Average recovery rate Au	75%
Average recovery rate Ag	60%
Average processing cost (per tonne)	$21.10
Average mining cost (per tonne mined) (2022 - 2024)	$2.66*
Life of mine average G&A costs (per tonne processed)	$6.47
Initial capital costs (million) (2020 - 2021)	$225
Sustaining capital (million) (2022 - 2024)	$25**

4 Based on a $1,200 per ounce gold price and $17 per ounce silver price assumptions and $65/bbl oil price assumption and 725 Chilean peso to the U.S. dollar.

5 Throughout this news release, forecast site-level all-in sustaining cost excludes corporate overhead costs. This is a non-GAAP measure and is not defined under IFRS. Refer to “Reconciliation of non-GAAP financial measures” section in the Company’s MD&A as at December 31, 2019 and for the year then ended.

*excludes 2020 - 2021 pre-stripping costs which are included in initial capital costs

**excludes sustaining capitalized stripping

p. 2 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The project is expected to generate an IRR1 of 28% and NPV1, 2 of $118 million based on a $1,200/oz. gold price and $17/oz. silver price, and an IRR1 of 42% and NPV1, 2 of $194 million based on a $1,500/oz. gold price and $17.50/oz. silver price.

La Coipa gold and silver price sensitivity estimates
	$1,200/oz. Au $17/oz. Ag	$1,400/oz. Au $18/oz. Ag	$1,600/oz. Au $19/oz. Ag	$1,800/oz. Au $20/oz. Ag
IRR[1]	28%	39%	50%	59%

NPV[1,2]	$118 million	$177 million	$233 million	$290 million

The project plan includes refurbishing the existing process plant, camp and other infrastructure, as well as the mine fleet from the Maricunga operation that has recently been placed on care and maintenance. All major permits required to proceed with La Coipa Phase 7 are in place.

La Coipa initial capital costs (2020 – 2021)	($ millions)
Direct plant refurbishments	60
Mining fleet and infrastructure	20
EPCM, indirects, operational readiness, and other	50
Contingency	40
Pre-stripping	55
Total	225

The Puren6 deposit, which was included as part of the initial pre-feasibility study, was not incorporated into the project FS as a joint venture agreement has not been finalized. The Company will continue to explore opportunities to incorporate adjacent deposits with existing mineral reserves and resources, particularly Puren, Coipa Norte and Can Can, into the La Coipa mine plan with the goal of extending mine life. This includes conducting further technical studies, assessing permitting requirements, and continuing commercial discussions.

See Appendix A (Figure 1) for La Coipa cross section.

6 Kinross has a 65% interest in Puren.

p. 3 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

La Coipa Mineral Reserve and Resource estimates[3] – Gold
	Tonnage (Mt)	Grade (Au g/t)	Ounces (Au koz.)
Proven and Probable Reserves
Phase 7	10.9	1.5	539
Puren	3.9	1.8	229
Total	14.8	1.6	768*
Measured and Indicated Resources
Phase 7	2.4	1.6	124
Catalina	3.6	2.9	328
Coipa Norte	5.2	1.3	211
Can Can	2.2	2.1	142
Puren	1.6	1.4	73
Other	1.1	2.1	77
Total	16.0	1.9	955*
Inferred Resources	2.1	1.5	101

*Totals may not fully add up due to rounding.

La Coipa Mineral Reserve and Resource estimates[3] – Silver
	Tonnage (Mt)	Grade (Ag g/t)	Ounces (Ag koz.)
Proven and Probable Reserves
Phase 7	10.9	96.3	33,748
Puren	3.9	31.1	3,857
Total	14.8	79.2	37,605*
Measured and Indicated Resources
Phase 7	2.4	64.7	4,945
Catalina	3.6	68.7	7,885
Coipa Norte	5.2	33.5	5,586
Can Can	2.2	39.3	2,721
Puren	1.6	96.7	4,904
Other	1.1	26.3	960
Total	16.0	52.5	27,002*
Inferred Resources	2.1	43.1	2,890

*Totals may not fully add up due to rounding.

The pre-feasibility study (PFS) at Lobo-Marte is proceeding as planned and is scheduled to be completed mid-year. The PFS is based on the concept of commencing Lobo-Marte production after the conclusion of mining at Phase 7 and other potential opportunities at adjacent La Coipa deposits.

Fort Knox Gilmore

The Fort Knox Gilmore project continues to progress on schedule and on budget, with initial Gilmore ore encountered in Q4 2019 and stacked on the existing Walter Creek heap leach pad. Stripping advanced as planned during the quarter and is expected to continue throughout 2020. Completion of the new Barnes Creek heap leach pad, where 95% of Gilmore ore is expected to be stacked, and related pumping and piping infrastructure, remains on target for completion in Q4 2020. Procurement for all planned 2020 activities is largely complete and the project is ready to recommence construction activities in the spring.

p. 4 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Paracatu asset optimization program

The Paracatu asset optimization program that commenced in 2018 was completed in late 2019 with the successful implementation of a comprehensive grade control program. The results of the program include better characterization of the orebody, an improved ability to predict and react to ore variability, and improvements in throughput and recovery. In addition, as a result of a focus on continuous improvement programs, the site is benefiting from improved mining and processing costs and increased overall productivity. Lastly, site water management activities, the addition of renewable power sources with the acquisition of two hydroelectric power plants in 2018, and the continued successful tailings reprocessing project, have further contributed to improved site performance. A newly updated resource model has resulted in the addition of approximately 828 Au koz. to estimated mineral reserves, more than offsetting 2019 depletion of 705 Au koz. Measured and indicated resources also increased by approximately 1.1 million Au oz., or 35%, compared with 2018.

The Company intends to file a new Paracatu Technical Report in March 2020 that incorporates the above mentioned new information.

Paracatu Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Depletion (Au koz)	Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	7,938	(705)	828	8,060
Measured and Indicated Resources	3,013	0	1,061	4,073
Inferred Resources	350	0	18	368

* Totals may not fully add up due to rounding

2019 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2019 and explanatory notes starting at page 19.)

In preparing the Company’s 2019 year-end mineral reserve and mineral resource estimates as of December 31, 2019, Kinross has maintained its conservative gold price assumptions of $1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources. Kinross continued to focus on estimated higher margin, lower cost ounces, and maintained its fully-loaded costing methodology.

Proven and Probable Mineral Reserves3

Kinross’ total proven and probable gold reserve estimate was 24.3 million Au oz. at year-end 2019 compared with 25.5 million Au oz. at year-end 2018. The net year-over-year decrease was mainly due to depletion and was largely offset by additions at Paracatu, Kupol and Chirano.

At Paracatu, approximately 828 Au koz. was added to estimated mineral reserves and more than offset depletion of 705 Au koz. The reserve addition was primarily as a result of an enhanced understanding of the orebody and engineering changes to the mine plan, as drilling data from the past two years was incorporated into the resource model.

p. 5 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The 327 Au koz. mineral reserve addition at Kupol largely offset depletion of 344 Au koz. and added one year of mine life to 2024. At Chirano, the 320 Au koz. mineral reserve addition from exploration more than offset depletion of 207 Au koz. and added one year of mine life to 2022.

Measured and Indicated Mineral Resources3

Kinross’ total estimated measured and indicated mineral resources at year-end 2019 increased by 7.7 million Au oz., or 28%, to 35.5 million Au oz. compared with 27.8 million Au oz. at year-end 2018. The increase was mainly due to the acquisition of the high-quality Chulbatkan deposit in Russia, which added 3.9 million Au oz. in estimated indicated resources. Exploration and engineering changes also added to estimated measured and indicated mineral resources and include net additions of:

•	1.2 million Au oz. at Lobo-Marte
•	1.1 million Au oz. at Paracatu
•	568 Au koz. at Bald Mountain
•	553 Au koz. at Round Mountain

Inferred Mineral Resources3

Kinross’ total estimated inferred gold resources at year-end 2019 were approximately 5.9 million Au oz., compared with 6.5 million ounces at year-end 2018. The net decrease was primarily a result of a conversion of estimated inferred ounces to indicated resources at Round Mountain, partially offset by exploration additions at Chirano and gains at Lobo-Marte due to engineering changes.

Kinross Gold Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Acquisitions (Au koz)	Depletion (Au koz)	Exploration (Au koz)	Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	25,521	0	(2,511)	658	661	24,327
Measured and Indicated Resources	27,781	3,908	(152)	2,709	1,265	35,508
Inferred Resources	6,540	79	(67)	(488)	(199)	5,866

*Totals may not fully add up due to rounding.

Exploration update

The Company’s exploration efforts continued to focus within the footprint of existing mines during 2019. A total of more than 280,000 metres of drilling was completed, of which more than 50% was drilled in Russia. Exploration success in 2019 has resulted in one-year mine life extensions at Kupol to 2024 and Chirano to 2022.

Exploration efforts added approximately 658 Au koz. in estimated mineral reserves, before depletion, in 2019, and 2,709 Au koz. in measured and indicated mineral resources. Most of the mineral reserve additions were at Kupol and Chirano, while the mineral resource additions were at Bald Mountain, Fort Knox, Round Mountain, Kettle River, Chirano and Kupol. 2019 exploration highlights include:

•	Kupol-Dvoinoye: A total of 327 Au koz. was added to estimated mineral reserves to largely offset depletion and 122 Au koz. from exploration was added to estimated measured and indicated resources at Kupol, as drilling that tested the depth and north extensions of the Kupol main vein system yielded strong results. Drill intercepts continue to confirm high-grade narrow-vein mineralization extending northwards and at depths below the Kupol mine workings. As a result of continued exploration success at Kupol and engineering optimization work at Dvoinoye, scheduled mill production at Kupol has been extended by another one year to 2024. During 2019, extensive regional exploration work within the large land package around Kupol and Dvoinoye identified targets for drill testing for 2020.

p. 6 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	Chirano: Drilling continued to confirm the depth extensions at Akwaaba, Paboase and Tano. The high-grade portions of Obra beneath the mined out pit was extended, allowing for testing for underground mineability. Engineering studies at Suraw identified portions of the orebody for potential underground mining. During 2019, a total of 320 Au koz. was added to estimated mineral reserves, 159 Au koz. to measured and indicated resources and 118 Au koz. to inferred resources. The additions to mineral reserves increased mine life to 2022 and the Company continues to focus on upgrading mineral resources to mineral reserves to further extend mine life.

•	Bald Mountain: A total of 568 Au koz. was added to measured and indicated resources, primarily from the Top, Winrock and Redbird drilling programs. During 2019, a number of targets were tested of which three produced solid intercepts, including structurally controlled mineralization with intercepts up to 30.5 metres @ 1.18 g/t Au at 256 metres depth at the ZZ Top target.

For 2020, the brownfields exploration program will follow up on the mineralized targets identified in 2019 with infill drilling and geologic modelling, with the goal of converting the mineralization to estimated measured, indicated and inferred mineral resources.

•	Kupol-Dvoinoye: Kinross expects to spend up to $22 million in 2020, with a focus on upgrading mineral resources to reserves and exploring targets within the “Kupol Synergy Zone of Influence.” The Kupol Synergy Zone of Influence project (KSP) is targeting exploration in an area that covers a radius of approximately 130 km around the Kupol plant that would potentially be economic to mine given the close proximity to the existing mill. These targets are expected to be tested to delineate mineralized geometry and to better understand mineralization.

•	Chirano: The Company is increasing exploration spending at Chirano to $10 million in 2020, compared with $8 million in 2019, to drill depth extensions at Akwaaba, Suraw and Tano. The program also includes the continued exploration of the high-grade extensions at the Obra pit, with the goal of establishing underground mining. The north extensions of Mamnao are being explored with the goal of extending the open pit mine life, which was re-started in 2019.

•	Bald Mountain: Kinross expects to spend $7 million at Bald Mountain in 2020. The focus at Bald is shifting from the near-mine infill drilling program to drill testing the generative targets that were identified in 2019. The aim is to explore for both intrusive-related and sediment-hosted type deposits that can deliver near-surface higher grade and/or large tonnage mineral resources similar to the size and grade of the Top or Vantage deposits.

•	Round Mountain: A large portion of the $6 million exploration budget allocated for Round Mountain in 2020 will focus on drilling the Phase X deposit, targeting high grade mineralization along the northwest trend. The trend is interpreted as a continuation of Phase W mineralization. Exploration will also continue in the South Caldera Rim area for low-grade bulk tonnage volcanic hosted mineralization.

•	Fort Knox: Kinross will continue to explore the western extension of Gilmore in 2020 with the aim of adding to estimated mineral resources. The East Wall, and brownfield targets around the Fort Knox site, including Gil-Sourdough and the Fairbanks district targets, will also be explored and tested in 2020.

A more detailed summary of the 2019 highlights is presented below. Additional details may be found in the Appendices.

“Appendix A” provides illustrations and captions, and “Appendix B” provides drilling results and drill hole location data corresponding to the values below.

p. 7 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix A: https://www.kinross.com/files/doc_downloads/2020/02/Appendix-A-Q4-YE-Exploration-Figures.pdf

Appendix B: https://www.kinross.com/files/doc_downloads/2020/02/Appendix-B-Q4-YE-Exploration-Drill-Results.xlsx

Kupol - Dvoinoye

Exploration during 2019 at Kupol successfully added 327 Au koz. and 4.1 Ag Moz. to estimated mineral reserves to largely offset depletion, and 122 Au koz. and 1.5 Ag Moz. to measured and indicated mineral resources. The reserve additions were mainly from the NE Extension and North Extension where higher grades and wider thickness were encountered following sublevel development. With the additional mineral reserves, Kupol has replaced a full year of depletion thereby extending the mine life one year to 2024. See Appendix A (Figure 2) for a long section of Kupol.

A total of approximately 90,100 metres was drilled at Kupol, of which approximately 50% was to test the NE Extension, Big Bend deeps and hanging wall mineralization. The drilling at the Southeast Extensions also increased mineral resources. Drilling at the Kupol Deeps and hanging wall identified additional inferred mineral resources that will be drilled in 2020 with the goal of converting to estimated measured and indicated mineral resources or reserves. Drilling at Moroshka added to mineral reserves from the north and bottom south of the deposit. Sublevel development also encountered higher than expected grades from grade control drill holes.

During the early part of 2019, work in the Kupol East Wedge area was discontinued due to lower grade results. Further work at Star North indicates a promising target, and will be explored further in 2020.

Kupol Regional Exploration

One of the main exploration objectives within the Kupol main vein deposit is to extend mine life to potentially bridge the gap in production between Kupol and the Chulbatkan project. The exploration group embarked on an extensive regional exploration program called the KSP, which is targeting the 130 km radius around the Kupol mill. Grassroots exploration has commenced in some of the identified target areas within the KSP and is planned to continue through 2020 to identify key areas that will be drilled.

Kupol Mining Licence and Kupol West Property significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)	Ag (g/t)
KP19-1572	503.9	506.5	2.6	37.9	305.7
KW19-503	349.4	359.4	10.0	7.0	45.9
KW19-491	461.2	465.2	4.0	5.5	72.3
KW19-519	247.6	250.7	3.1	6.6	81.8
KP19-1560	373.3	375.4	2.1	7.5	47.2
KW19-519	195.4	198.0	2.6	5.3	96.2
KP19-1598	29.1	37.3	8.2	1.5	56.1

Dvoinoye

At Dvoinoye, a total of approximately 72,000 metres of drilling was completed during 2019. Most of the drilling was carried out at Zone 37 West, Mine Dacite and the Pauk-September South trend. Results from the Mine Dacite area and the Pauk-September trend were encouraging, and further drilling is expected to continue in 2020.

p. 8 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Dvoinoye significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
VO19-024	315.1	318.9	3.8	2.0	22.7	309.6
SP19-010	37.2	37.5	0.3	0.3	119.5	1611.6
VO19-037	340.4	342.6	2.2	1.0	29.4	64.0
PK19-015	271.9	287.5	15.6	15.6	1.5	1.1
VO19-026	355.0	364.0	9.0	4.5	4.2	20.6
VO19-028	350.2	352.8	2.6	1.3	14.4	47.4
VO19-022	343.4	350.6	7.2	3.5	4.9	7.9
VO19-056	306.4	307.3	0.9	0.9	17.7	15.3
VO19-034	327.9	331.5	3.6	1.5	7.9	48.6
VO19-034	357.9	358.5	0.6	0.3	33.1	36.7

Kinross is expected to spend approximately $22 million in Russia exploration in 2020. For full drill results and explanatory notes, see Appendix B.

Kupol Mineral Reserve and Mineral Resource estimates[3] – Gold
	2018 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	1,370	(344)	327	1,353
Measured and Indicated Resources	354	(9)	151	496
Inferred Resources	458	(3)	34	489

*Totals may not fully add up due to rounding.

Kupol Mineral Reserve and Mineral Resource estimates[3] – Silver
	2018 (Ag koz)	Depletion (Ag koz)	Exploration & Engineering (Ag koz)	2019* (Ag koz)
Proven and Probable Reserves	15,102	(3,353)	4,089	15,838
Measured and Indicated Resources	4,923	(108)	1,845	6,661
Inferred Resources	5,770	(53)	898	6,615

*Totals may not fully add up due to rounding.

p. 9 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Chirano

In 2019, exploration activities continued to demonstrate the strong potential of the known lode horizon and other promising west splay structures, and enhanced the prospectivity of the under-explored Bibiani style of mineralization to the north and east. The additions to mineral reserves at Chirano in 2019 increased mine life to 2022.

Approximately 34,000 metres were drilled at Paboase, Akwaaba, Tano, Obra and Mamnao North in 2019. A total of 320 Au koz. were added to mineral reserves, with a large portion of the addition obtained from Akwaaba. The other areas that added to mineral reserves were Paboase, Akoti, Suraw and Tano. See Appendix A for long section of Chirano (Figure 3), and illustrations of Akwaaba and Obra pits (Figures 4 and 5).

In addition, 159 Au koz. were added to measured and indicated resources and 118 Au koz. to inferred resources. These ounces were added mostly from Obra, where drilling under the mined-out pit in 2019 returned high grade zones with good widths. The Company will continue to explore this area in 2020, both along strike and down dip.

Chirano Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	415	(207)	320	528
Measured and Indicated Resources	765	0	159	924
Inferred Resources	325	0	118	443

* Totals may not fully add up due to rounding

Drilling continued at Mamnao North on the main mineralized lode trending north and to the west of the main lode. A moderate width higher-grade western splay shoot intersected one of the holes returning 24.8 metres @ 1.63 g/t Au, (True width), including 13.9 metres @ 2.15g/t Au. This structure bends westward and coincides with local networks of shears, which dilates and pinches. Due to these results, drill testing over a strike length of 250 metres is planned for 2020. For full drill results and explanatory notes, see Appendix B.

The 2020 exploration budget at Chirano was increased to $10.0 million to explore the potential to further extend mine life.

Chirano significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
CHDD2712UG	198.0	231.7	33.7	25.4	3.5
including	198	206	8.0	6.0	5.7
CHDD2713UG	221	237.95	16.95	11.8	7.1
CHDD2793UG	278.9	312.3	33.4	23.0	3.5
including	295.8	306.15	10.35	7.12	6.8
CHRC2751D	598.0	648.7	50.7	36.0	5.4
including	631.0	642.4	11.4	8.1	8.8
CHRC2759D	543.4	602.9	59.5	51.5	1.6
including	598.5	602.85	4.4	3.8	4.3
CHRC2773D	491.0	539.0	48.0	45.0	1.8
CHDD2705UG	208.7	235.4	26.7	18.3	4.7
including	222.0	234.3	12.3	8.4	9.1
CHDD2724UG	197.0	217.0	20.0	15.5	6.6
including	198.0	208.5	10.5	8.1	9.1

p. 10 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Bald Mountain

Exploration at Bald Mountain focused on two primary initiatives in 2019: generative exploration work and near-mine resource additions. A total of approximately 50,000 metres was drilled in 2019. Near-mine exploration target areas included the Redbird, Top, Winrock, Duke, Galaxy and Gator resource areas through which a total of 568 Au koz. was added to estimated mineral resources. See Appendix A for map of Bald Mountain (Figure 6).

During 2019 there was an increased focus on generative exploration for which a total of 13 target areas were tested and significant field work was completed on 11 additional pipeline targets. Three of the drill target areas produced encouraging intercepts. The ZZ Top target continued to define structural controlled mineralization with intercepts up to 30.5 metres @ 1.18 g/t Au at 256 metres depth. This target is deep and mineralization is constrained to a small structural volume. A target north of the Galaxy resource provided the most encouraging results, with mineralization up to 59.4 metres @ 1.08 g/t Au and 13.7 metres @ 1.17 g/t Au along an open trend. This is a northeast steep structure controlling mineralized dike and breccia. For full drill results and explanatory notes, see Appendix B.

Bald Mountain significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)
WRD19-018	157.6	167.2	9.7	15.8
WP19-026	102.1	161.5	59.4	1.1
WR19-013	150.9	163.1	12.2	2.6
WR19-014	149.4	160.0	10.7	3.4
WR19-014	164.6	184.4	19.8	1.8
RBD19-018	100.3	121.6	21.3	2.3
RBD19-017	114.0	153.6	39.6	0.7
ZZ19-006	117.3	143.3	25.9	0.9
Including	121.9	123.4	1.5	3.0
Including	131.1	135.6	4.6	1.6

Bald Mountain Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	1,347	(173)	102	1,277
Measured and Indicated Resources	3,294	0	568	3,862
Inferred Resources	845	0	(37)	808

*Totals may not fully add up due to rounding.

p. 11 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Fort Knox

Exploration continued to focus on mineralization extensions of the Fort Knox ore body. A total of 7,300 metres of drilling was completed during 2019, mainly focusing on the western crest of the pit. The results were encouraging and resulted in the addition of 229 Au koz. in measured and indicated resources. During 2019, a ground gravity survey was completed from Fort Knox to Gil-Sourdough to understand the geological settings of the area for future exploration work. Kinross plans to continue to conduct exploration and resource conversion drilling at Fort Knox, Gil-Sourdough, and the Fairbanks District in 2020. For full drill results and explanatory notes, see Appendix B.

Fort Knox significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)
FFC19-1792	264.1	281.9	17.8	2.2
FFC19-1786	291.1	297.2	6.1	5.6
FFC19-1787	399.3	403.9	4.6	6.3
FFC19-1785	268.2	269.7	1.5	11.5
FFC19-1786	304.8	312.4	7.6	2.0
FFC19-1788	411.5	420.6	9.1	1.4
FFC19-1789	149.4	152.4	3	4.1
FFC19-1789	242.3	246.9	4.6	2.7

Fort Knox Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	3,036	(258)	23	2,801
Measured and Indicated Resources	1,797	0	229	2,026
Inferred Resources	808	(46)	11	774

*Totals may not fully add up due to rounding.

Curlew Basin Project (Kettle River)

During 2018, drilling at the Curlew Basin Project was re-focused to targets within and around the Curlew district and Kettle area due to increased mine rehabilitation requirements in the Curlew Basin. The 2019 program, therefore, focused on the Curlew district and generative targets. A total of 7,800 metres of drilling was completed during 2019 and the holes within Curlew generally had gold grades above 3 g/t Au in significant veining or brecciation. The Company is investigating underground drilling to further explore the targets to capture and model the high-grade vein sets in the deposit. In 2019, 162 Au koz. was added to estimated measured and indicated resources. For full drill results and explanatory notes, see Appendix B.

Curlew Basin Project significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
1036	561.4	566.3	4.9	4.6	4.5
1042	9.4	11.6	2.1	2.0	4.4
1042	101.8	103.8	2.0	1.6	8.3
including	101.8	102.5	0.7	0.6	10.3
1046	163.4	167.1	3.7	2.6	10.8
including	165.5	166.0	0.5	0.4	27.4
RP1902	233.4	238.6	5.2	4.4	17.5
including	236.1	238.0	1.9	1.6	43.4
RP1902	248.3	250.7	2.3	1.5	9.9
including	249.4	250.7	1.3	0.8	26.7

p. 12 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kettle River Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	0	0	0	0
Measured and Indicated Resources	0	0	162	162
Inferred Resources	0	0	86	85

*Totals may not fully add up due to rounding.

Round Mountain

Round Mountain completed a total of 14,000 metres of drilling at Phase S (south pit layback), Phase X (northwest continuation of Phase W mineralization) and within the South Caldera Rim. The conversion of 565 Au koz. of inferred mineral resources to measured and indicated resources was the result of the 2019 drilling program at Phase S, in the southeast part of the Round Mountain pit. Exploration is expected to continue to explore the extensions in Phase X in 2020 and for a Round Mountain-type mineralization within the South Caldera Rim. For full drill results and explanatory notes, see Appendix B.

Round Mountain significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)
D-1045	207.3	208.8	1.5	245.0
D-1029	175.3	219.5	44.2	8.4
EH-11030	157.0	221.0	64.0	2.1
EH-11031	153.9	208.8	54.9	2.4
EH-11030	175.3	193.5	18.3	4.5
D-1046	679.7	731.5	51.8	1.4
including	679.7	681.2	1.5	16.5
including	688.8	694.9	6.1	4.0
D-1028A	193.5	248.4	54.9	1.1
D-1030	146.3	190.5	44.2	1.23

p. 13 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Round Mountain Mineral Reserve and Mineral Resource estimates[3]
	2018 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2019* (Au koz)
Proven and Probable Reserves	2,668	(264)	17	2,421
Measured and Indicated Resources	2,281	(10)	565	2,834
Inferred Resources	2,058	(6)	(981)	1,072

*Totals may not fully add up due to rounding.

Greenfield exploration update

In 2019, Kinross focused its greenfields exploration program on targets in Nevada, the Abitibi region in Quebec and Ontario, Manitoba, areas of Eastern Russia, and northern Finland’s greenstone belts. The Company drilled approximately 21,100 metres on eight greenfields projects, six of which are in North America.

Key components of Kinross’ focused greenfields exploration strategy include pursuing opportunities and high margin deposits through strategic investments and partnerships with high quality junior exploration companies. Kinross also focuses on fostering relationships with management teams that have a successful track record of discovery and keeping a solid pipeline of quality targets that demonstrate scope and scale for significant discovery.

In North America, Kinross explored projects in both joint venture (JV) and 100%-owned Kinross claims. Kinross and its JV partners undertook geochemical sampling, ground and airborne geophysical surveys and drilling programs. Indications of mineralization and prospective targets were generated at several projects, and first and second phase drilling programs were undertaken in 2019. The Company and its JV partners have also identified new opportunities in Nevada, Ontario, Manitoba, and Finland, and are assessing potential drilling programs at these projects for 2020.

In Canada, exploration focused on the Van Horne property in Ontario and the Laguna property in Manitoba, both of which are under joint venture agreements. Kinross is the operator of both projects and plans to continue exploration work in 2020 after encouraging results in 2019.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 13, 2020 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 1756358
Outside of Canada & US – +1 (647) 788-4901; Conference ID: 1756358

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 1756358
Outside of Canada & US – +1 (416) 621-4642; Conference ID: 1756358

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ Q4/2019 year-end results news release, 2019 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2019 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 14 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 15 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

2019 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2019

	Location	Kinross Interest	Proven			Probable			Proven and Probable
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	0	0.0	0	63,999	0.6	1,277	63,999	0.6	1,277
Fort Knox	USA	100.0%	43,982	0.4	541	211,828	0.3	2,260	255,810	0.3	2,801
Round Mountain	USA	100.0%	11,101	0.4	159	89,737	0.8	2,262	100,838	0.7	2,421
SUBTOTAL			55,083	0.4	700	365,564	0.5	5,799	420,647	0.5	6,499
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	368	0.5	5	14,398	1.6	763	14,766	1.6	768
Paracatu	Brazil	100.0%	549,669	0.4	7,705	28,354	0.4	355	578,023	0.4	8,060
SUBTOTAL			550,037	0.4	7,710	42,752	0.8	1,118	592,789	0.5	8,828
AFRICA
Chirano	Ghana	90.0%	1,550	1.2	58	5,878	2.5	470	7,428	2.2	528
Tasiast	Mauritania	100.0%	46,561	1.4	2,103	69,280	2.1	4,680	115,841	1.8	6,783
SUBTOTAL			48,111	1.4	2,161	75,158	2.1	5,150	123,269	1.8	7,311
RUSSIA
Dvoinoye	Russia	100.0%	1,574	5.0	252	250	10.4	84	1,824	5.7	336
Kupol	Russia	100.0%	772	8.3	207	4,279	8.3	1,146	5,051	8.3	1,353
SUBTOTAL			2,346	6.1	459	4,529	8.4	1,230	6,875	7.6	1,689

TOTAL GOLD			655,577	0.5	11,030	488,003	0.8	13,297	1,143,580	0.7	24,327

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2019

	Location	Kinross Interest	Proven			Probable			Proven and Probable
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	USA	100.0%	0	0.0	0	8,171	6.2	1,622	8,171	6.2	1,622
SUBTOTAL			0	0.0	0	8,171	6.2	1,622	8,171	6.2	1,622
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	368	55.8	659	14,398	79.8	36,946	14,766	79.2	37,605
SUBTOTAL			368	55.8	659	14,398	79.8	36,946	14,766	79.2	37,605
RUSSIA
Dvoinoye	Russia	100.0%	1,574	9.1	460	250	15.9	128	1,824	10.0	588
Kupol	Russia	100.0%	772	82.6	2,049	4,279	100.2	13,789	5,051	97.5	15,838
SUBTOTAL			2,346	33.3	2,509	4,529	95.6	13,917	6,875	74.3	16,426

TOTAL SILVER			2,714	36.3	3,168	27,098	60.2	52,485	29,812	58.1	55,653

p. 16 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
MEASURED AND INDICATED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2019

	Location	Kinross Interest	Measured			Indicated			Measured and Indicated
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	8,556	0.8	232	189,548	0.6	3,630	198,104	0.6	3,862
Fort Knox	USA	100.0%	6,670	0.4	80	170,063	0.4	1,946	176,733	0.4	2,026
Kettle River	USA	100.0%	0	0.0	0	575	8.8	162	575	8.8	162
Round Mountain	USA	100.0%	0	0.0	0	119,470	0.7	2,834	119,470	0.7	2,834
SUBTOTAL			15,226	0.6	312	479,656	0.6	8,572	494,882	0.6	8,884
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,611	2.2	186	13,388	1.8	769	15,999	1.9	955
Lobo Marte	Chile	100.0%	0	0.0	0	222,509	1.1	8,190	222,509	1.1	8,190
Maricunga	Chile	100.0%	35,908	0.8	937	209,097	0.7	4,492	245,005	0.7	5,429
Paracatu	Brazil	100.0%	181,341	0.3	2,001	163,562	0.4	2,072	344,903	0.4	4,073
SUBTOTAL			219,860	0.4	3,124	608,556	0.8	15,523	828,416	0.7	18,647
AFRICA
Chirano	Ghana	90.0%	4,850	2.0	306	8,197	2.3	618	13,047	2.2	924
Tasiast	Mauritania	100.0%	4,465	0.7	104	64,854	1.2	2,530	69,319	1.2	2,634
SUBTOTAL			9,315	1.4	410	73,051	1.3	3,148	82,366	1.3	3,558
RUSSIA
Chulbatkan [9]	Russia	100.0%	0	0.0	0	87,039	1.4	3,908	87,039	1.4	3,908
Dvoinoye	Russia	100.0%	5	5.9	1	34	12.7	14	39	11.8	15
Kupol	Russia	100.0%	260	9.7	82	1,685	7.6	414	1,945	7.9	496
SUBTOTAL			265	9.7	83	88,758	1.5	4,336	89,023	1.5	4,419

TOTAL GOLD			244,666	0.5	3,929	1,250,021	0.8	31,579	1,494,687	0.7	35,508

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
MEASURED AND INDICATED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2019

	Location	Kinross Interest	Measured			Indicated			Measured and Indicated
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	USA	100.0%	0	0.0	0	4,513	7.8	1,135	4,513	7.8	1,135
SUBTOTAL			0	0.0	0	4,513	7.8	1,135	4,513	7.8	1,135
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,611	37.8	3,174	13,388	55.4	23,828	15,999	52.5	27,002
SUBTOTAL			2,611	37.8	3,174	13,388	55.4	23,828	15,999	52.5	27,002
RUSSIA
Dvoinoye	Russia	100.0%	5	7.0	1	34	11.7	13	39	11.0	14
Kupol	Russia	100.0%	260	135.6	1,135	1,685	102.0	5,526	1,945	106.5	6,661
SUBTOTAL			265	133.1	1,136	1,719	100.2	5,539	1,984	104.6	6,675

TOTAL SILVER			2,876	46.6	4,310	19,620	48.4	30,502	22,496	48.1	34,812

p. 17 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2019

	Location	Kinross Interest	Inferred
			Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	47,936	0.5	808
Fort Knox	USA	100.0%	86,054	0.3	774
Kettle River	USA	100.0%	310	8.6	85
Round Mountain	USA	100.0%	54,217	0.6	1,072
SUBTOTAL			188,517	0.5	2,739
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,084	1.5	101
Lobo Marte	Chile	100.0%	9,637	0.7	207
Maricunga	Chile	100.0%	53,133	0.6	1,044
Paracatu	Brazil	100.0%	47,267	0.2	368
SUBTOTAL			112,121	0.5	1,720
AFRICA
Chirano	Ghana	90.0%	6,165	2.2	443
Tasiast	Mauritania	100.0%	5,478	2.0	353
SUBTOTAL			11,643	2.1	796
RUSSIA
Chulbatkan [9]	Russia	100.0%	2,517	1.0	79
Dvoinoye	Russia	100.0%	49	26.8	43
Kupol	Russia	100.0%	1,520	10.0	489
SUBTOTAL			4,086	4.6	611

TOTAL GOLD			316,367	0.6	5,866

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2019

	Location	Kinross Interest	Inferred
			Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	USA	100.0%	755	2.9	71
SUBTOTAL			755	2.9	71
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,084	43.1	2,890
SUBTOTAL			2,084	43.1	2,890
RUSSIA
Dvoinoye	Russia	100.0%	49	23.0	37
Kupol	Russia	100.0%	1,520	135.4	6,615
SUBTOTAL			1,569	131.8	6,652

TOTAL SILVER			4,408	67.8	9,613

p. 18 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1)         Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $US 60

Chilean Peso to $US 650

Brazilian Real to $US 3.50

Ghanaian Cedi to $US 5.00

Mauritanian Ouguiya to $US 35

(2)         Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,400 per ounce and a silver price of $20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3)         The Company’s mineral reserve and mineral resource estimates as at December 31, 2019 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4)         Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5)         The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6)         The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7)         Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8)         Includes mineral resources from the Puren deposit in which the Company holds a 65% interest.

(9)          Chulbatkan was acquired by Kinross effective January 16, 2020.

p. 19 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

p. 20 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Development Projects”, “CEO Commentary”, “Exploration and Mineral Reserves and Resources update” and “2019 Mineral Reserves and Resources update”, “Exploration update” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “continue”, “encouraging”, “estimates”, “expects”, “explore”, “forecast”, “focus”, “goal”, “intend”, “objective”, “on budget”, “on schedule”, “on target”, “on track”, “opportunity”, “plan”, “potential”, “prioritize”, “promising”, “prospective”, “schedule”, “target”, “upside” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2019, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the parliamentary ratification of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations and the sharing of economic benefits from the operation, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom ,the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential CERCLA liability). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 21 Kinross provides update on development projects and full-year 2019 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source Code: Kinross Gold Corporation

p. 22 Kinross provides update on development projects and full-year 2019 exploration results